Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

December 18, 2025

Re: Withdrawal of Offering Statement on Form 1-A/A (024-12561)

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, FISYN Fund II LLC. (the “Company”) respectfully requests the withdrawal of its Offering Statement on Form 1-A/A (File No. 024-12561), together with all amendments and exhibits thereto (collectively, the “Offering Statement”). The Offering Statement relates to the public offering of Units (the “Securities”).

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because it was meant to be filed as a post qualification amendment on Form 1-A POS but was inadvertently filed under Form 1-A/A,.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Should you have any questions regarding these matters, please contact our counsel Jeffrey McCnnell, Esq. of Dodson Robinett, PPLC at (385) 326-2680.

Sincerely,

/s/ Jeffrey McConnell, Esq.
Jeffrey McConnell, Esq.